July 31, 2024

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Sasha Parikh Kevin Vaughn Jimmy (CF) McNamara Suzanne Hayes

Re:	Maze Therapeutics, Inc. Draft Registration Statement on Form S-1 Submitted June 21, 2024 CIK No. 0001842295

Ladies and Gentlemen:

We are submitting this letter on behalf of Maze Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 25, 2024 (the “Letter”), regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001842295) confidentially submitted by the Company to the Commission on June 21, 2024 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 2 (“Draft No. 2”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 2 to update certain other disclosures. Capital terms used and not otherwise defined herein have the same meanings as specified in Draft No. 2.

U.S. Securities and Exchange Commission

July 31, 2024

Draft Registration Statement on Form S-1

Cover Page

1.

Please disclose on the prospectus cover page whether your offering is contingent upon final approval of your Nasdaq listing. Please ensure the disclosure is consistent with your underwriting agreement.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and on pages 186 and 197 of Draft No. 2.

Prospectus Summary

Overview, page 1

2.

We note your disclosures here, and elsewhere, regarding MZE782 potentially being “first-in-class.” This term suggests that your product candidate is effective, more advanced than other products being developed, and likely to be approved. Please revise to delete such references throughout your registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 2, 109, 110, 113 and 124 of Draft No. 2.

3.

Please provide the basis for your belief that you are the first company to implement a platform that supports end-to-end variant identification, functional capabilities and advanced research tools and methodologies at scale.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 109 and 131 of Draft No. 2

Our Pipeline, page 2

4.

We note your inclusion of two rows for “multiple targets” in the “Wholly-owned Portfolio” section, and two rows for unidentified partners in the “Company Creation & Partners” section. Please explain why such programs are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please revise the table to identify the multiple targets and identify the companies you have partnered with to develop ALS candidate(s). Additionally, expand your disclosure in the Business section to provide a more fulsome discussion of these programs, including a description of the development activities to date, and the material terms of the corresponding exclusive license agreements. Alternatively, please remove any programs that are not currently material from your pipeline table.

U.S. Securities and Exchange Commission

July 31, 2024

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 110 of Draft No. 2 to identify the companies the Company has partnered with to develop its ALS candidates. The Company has also revised its disclosure on page 128 to add a more fulsome discussion regarding the Company’s wholly owned earlier stage programs. The Company respectfully advises the Staff that several targets are under consideration for these programs, and therefore, to avoid any investor confusion, the Company does not plan to disclose specific targets for these programs until final development candidates have been selected. The specific targets are also commercially sensitive information, and competitors may revise or accelerate their programs in a directly competitive way if such targets are known. Therefore, the Company may face competitive harm by disclosing the targets early in development, and the Company believes it is in the best interest of the Company’s business and strategy to protect such information at this time. However, the Company believes all of these CKD and metabolic diseases/obesity programs are material to an understanding of the Company’s overall development program and strategy, and help provide investors with a complete picture of the Company’s current development plans and where the Company intends to invest proceeds from the offering. Given the materiality of these programs to the Company’s overall portfolio, the Company has provided additional detail regarding these programs as noted on page 128.

5.	Please revise the summary discussion of Broadwing Bio to clarify that you are not the sole owner of Broadwing Bio and specify your ownership percentage.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 94, 111 and 131 of Draft No. 2.

6.	Please remove the “Compass Platform” row from the pipeline table. The platform itself is not a product candidate. Therefore, it is not appropriate to include it in the pipeline table.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 3, 110 and 111 of Draft No. 2.

7.

We note you have not yet applied for an IND for MZE782, yet your pipeline table indicates “Phase 1 initiation” in the arrow. Given that your IND has not been filed, it is not clear why you believe Phase 1 has begun and it is not more appropriate to indicate that your preclincial trials have been completed. Please explain.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 110 of Draft No. 2. The Company respectfully advises the Staff that the Company expects to submit the IND for MZE782 shortly after the date hereof, and that the Company intends to revise its disclosure in a subsequent filing to reflect such submission.

U.S. Securities and Exchange Commission

July 31, 2024

8.

Please refrain from stating or implying efficacy for your product candidates. Determinations related to efficacy are solely within the authority of the FDA. Given that your discussion is based on preclincial trials, your discussion should focus on a potential mechanism of action and not on efficacy or improvements over currently available products.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 110 of Draft No. 2.

Our approach to precision medicine: Compass platform, page 3

9.

We note your belief that the Compass platform has the potential to “improve the overall likelihood” of regulatory and commercial success for your precision medicine candidates. Please provide balancing disclosure with your statement on page 22 that you cannot provide any assurance that the application of your Compass platform will result in the ultimate regulatory approval of any of your therapeutic candidates.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 111 and 132 of Draft No. 2.

10.	Please describe your platform’s multiple contributions to the scientific community over the past five years.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 111 and 132 of Draft No. 2. The Company also advises the Staff that numerous articles have been published by the Company and its scientists in leading scientific journals, such as Nature, and the Company’s novel science and data have been presented in over 10 abstract presentations at scientific conferences over the past five years.

11.	Please ensure the text and logos are legible in the graphic.

In response to the Staff’s comment, the Company has revised the graphics on pages 4 and 111 of Draft No. 2 solely to improve the resolution of the same.

Our Team and Investors, page 4

12.

We note your disclosure on page 5 that you have raised approximately $424 million from “leading life science investors,” including Third Rock Ventures, ARCH Venture Partners, Matrix Capital Management and Google Ventures. Please provide balancing disclosure, as you do on page 110, that prospective investors should not rely on such investors’ investment decisions, that these investors may have different risk tolerances and that the shares purchased in the referenced financings may have been conducted at a significant discount to the IPO price, if true.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 5 of Draft No. 2.

U.S. Securities and Exchange Commission

July 31, 2024

We have entered, and may in the future enter, into strategic collaborations, transactions and licensing partnerships.... page 26

13.

Please put the risk in context by revising this risk factor to clarify that the FTC’s authority was based on concerns that that Genzyme’s license would eliminate a competitor challenging Sanofi’s monopoly in the Pompe disease market.

In response to the Staff’s comment, the Company has revised its disclosure on page 28 of Draft No. 2.

We rely on third parties to manufacture our clinical product supplies..., page 29

14.

We note your disclosure on page 30 that you “rely on third parties located in China for some of [y]our contract manufacturing” and that “[you] are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the United States or Chinese governments[.]” Please tell us whether any Chinese companies you do business with have been named as “companies of concern” in the amended version of the U.S. House of Representatives’ draft of the BIOSECURE Act approved on May 15, 2024, or are a subsidiary or affiliate of a named company of concern. In addition, please revise your disclosure to include an updated discussion of the pending BIOSECURE legislation that would result in trade restrictions, sanctions, or other regulatory requirements by the U.S. government, which could restrict or even prohibit your ability to work with your contractual counterparties.

In response to the Staff’s comment, the Company has revised its disclosure on pages 31 and 32 of Draft No. 2.

Exclusive License Agreement, page 92

15.

Describe the material terms of your partnership agreements related to the development of product candidates for the treatment of ALS. File these agreements or provide an analysis supporting your conclusion that they are not required to be filed.

The Company respectfully advises the Staff that the agreements underlying its partnered programs in ALS are not material agreements as contemplated under Item 601(b)(10) of Regulation S-K because, in each case, the agreement was entered into in the ordinary course of the Company’s business, is not material in amount or significance, and the Company is not substantially dependent on the agreement. Part of the Company’s strategy is to license certain programs to third parties with interest in developing such programs. In the case of the Company’s ALS programs, the upfront payments received from entering into the license agreements for the ATXN2 and UNC13A programs represented only approximately 1% and 7% of the Company’s total assets as of June 30, 2024, respectively, and any future payments are inherently uncertain. There would be no material impact on the Company if either of the agreements were terminated. Therefore, the Company respectfully advises the Staff that it therefore does not believe that additional disclosure regarding the agreements, or filing the agreements, is necessary to provide investors with an appropriate understanding of the Company.

U.S. Securities and Exchange Commission

July 31, 2024

Exclusive license agreement with Shionogi, page 92

16.

With respect to your agreement with Shionogi, please quantify all payments made to date, clarify when the valid claims covering the applicable Licensed Product will expire, explain how reversion royalties work and disclose the applicable rate and when the reversion royalties expire.

In response to the Staff’s comment, the Company has revised its disclosure on pages 94 and 95 of Draft No. 2.

Management’s discussion and analysis of financial condition and results of operations Exclusive license agreement with Shionogi, page 92

17.

In your notes to financial statements and other areas in this filing deemed necessary, please provide your accounting policy with respect to recognizing revenue related to your license agreements such as up-front fees, milestones payments and royalties as well as the accounting literature you relied upon in your accounting treatment.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company intends to include disclosure regarding its accounting policy with respect to recognizing revenue related to its license agreements such as up-front fees, milestones payments and royalties as well as the accounting literature the Company relied upon in its accounting treatment for the applicable accounting periods in a subsequent filing that includes financial statements for the period ended June 30, 2024. The Company currently expects to include a description of its revenue recognition policy in such filing in substantially the following form:

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, or ASC 606. To determine the appropriate amount and timing of revenue to be recognized under this guidance, the Company performs the following steps: (i) identifies the contract(s) with a customer; (ii) identifies the performance obligations in the contract; (iii) determines the transaction price, including variable consideration, if any; (iv) allocates the transaction price to the performance obligations in the contract; and (v) recognizes revenue when (or as) the entity satisfies a performance obligation.

The Company has entered into arrangements involving the license of intellectual property. Analyzing the license arrangements to identify performance obligations requires the use of judgment. In arrangements that include the license of intellectual property and other promised services, the Company first identifies if the licenses are distinct from the other promises in the arrangement. For the license of intellectual property that is distinct, the Company recognizes revenue from consideration allocated to the license when the license is transferred and the

U.S. Securities and Exchange Commission

July 31, 2024

customer is able to benefit from the license. If the license is not distinct, the license is combined with other services into a single performance obligation and the Company recognizes revenue when (or as) the performance obligation is satisfied. Factors that are considered in evaluating whether a license is distinct from other promised services include, for example, whether the counterparty can benefit from the license without the promised service on its own or with other readily available resources and whether the promised service is expected to significantly modify or customize the intellectual property. Promised goods and services that are not material in the context of the contract are not considered performance obligations.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Non-refundable upfront payments are considered fixed consideration and included in the transaction price. If an arrangement includes development, regulatory or commercial milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. The Company includes the amount of estimated variable consideration, including milestones, in the transaction price to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of the milestones and any related constraint, and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which will affect revenue in the period of adjustment.

For arrangements with licenses of intellectual property that include sales-based royalties, including milestone payments based on the level of sales, and if the license is deemed to be the predominant item to which the royalties relate, the Company recognizes royalty revenue and sales-based milestones at the later of (i) when the related sales occur, or (ii) when the performance obligation to which the royalty has been allocated has been satisfied.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the Company’s balance sheets. If the related performance obligation is expected to be satisfied within the next twelve months this will be classified in current liabilities. Amounts recognized as revenue prior to receipt are recorded as contract assets in the Company’s condensed balance sheets. If the Company expects to have an unconditional right to receive consideration in the next twelve months, this will be classified in current assets.

U.S. Securities and Exchange Commission

July 31, 2024

Results of operations

Comparisons of the years ended December 31, 2022 and 2023, page 95

18.

With regards to your general and administrative expenses, please revise to provide a table that breaks out your G&A expense by its components as you note on page 94, similar to that provided for your research and development expenses. In addition, provide a robust explanation for the changes in the underlying components for the periods presented. As part of your response, clearly explain the nature of the legal costs referenced as being higher in 2023 on page 96, including the extent to which such elevated costs are expected to continue in future periods.

In response to the Staff’s comment, the Company has revised its disclosure on page 98 of Draft No. 2.

Critical accounting policies, significant judgements and use of estimates Common stock valuations, page 103

19.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response. Revise your MD&A to provide a table presenting the number of units granted, the exercise price, the fair value used for the underlying shares, and compensation expense to be recognized for all compensatory issuances during 2023 and the subsequent period through the date of the registration statement.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information when available. The Company respectfully advises the Staff that it plans to include the requested table presenting the equity grant information in the letter it submits explaining the reasons for any differences between the estimated offering price range and recent valuations of its common stock.

Discovery of MZE829, page 118

20.	We note your disclosure on page 119 relating to comparisons with inaxaplin, or VX-147. Please explain what inaxaplin is.

In response to the Staff’s comment, the Company has revised its disclosure on page 121 of Draft No. 2.

U.S. Securities and Exchange Commission

July 31, 2024

MZE829 clinical trials, page 120

21.	Please disclose the number of volunteers enrolled in the Phase 1 study.

In response to the Staff’s comment, the Company has revised its disclosure on page 122 of Draft No. 2.

22.	If participants in the Phase 1 trial experienced any serious adverse events, please describe the events and the number of each type of event.

The Company respectfully acknowledges the Staff’s comment and will provide additional results of the Phase 1 trial, including safety data, in a subsequent filing.

MZE782 clinical development plans, page 125

23.

Please revise to clearly describe the current status of your clinical development plans with respect to MZE782. In this regard, we note that you have not yet submitted an IND for MZE829 yet reference Phase 1 clinical trials from which you “expect” to demonstrate clinical proof of mechanism, as well as your plan for Phase 2 “based on supporting data from Phase 1.” To the extent known, please disclose the material terms for the planned Phase 1 trial, including the number of expected participants, trial design, endpoints and any protocols.

In response to the Staff’s comment, the Company has revised its disclosure on page 127 of Draft No. 2.

MZE001 for Pompe disease, page 126

24.

Please provide the number of volunteers that enrolled in your Phase 1 trial for MZE001, describe any primary and secondary endpoints and whether they were achieved. Explain how the trial demonstrated proof of mechanism without indicating that the candidate is effective. To the extent that any participants experienced any serious adverse events, please describe them and quantify the number of each type of event.

In response to the Staff’s comment, the Company has revised its disclosure on page 129 of Draft No. 2.

U.S. Securities and Exchange Commission

July 31, 2024

Intellectual Property, page 131

25.

Please describe the type of patents (composition of matter, use, or process) for your issued patents, the expiration dates and type of patents for your material US and foreign patent applications, and the jurisdictions for your material foreign patent applications. With respect to the patent portfolios you out-licensed, please provide the product candidate(s) and/or technology to which such patents or patent applications relate, the type of patents or patent applications, the jurisdictions, and expiration dates. In this regard, it may be useful to provide tabular disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on page 135 of Draft No. 2.

Employment Agreements, page 159

26.

We note your disclosure that you intend to enter into new employment agreements with certain senior management personnel in connection with this offering. We also note your disclosure on page 50 that you entered into employment agreements with your executive officers. Please reconcile or otherwise advise.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company intends to enter into new employment agreements with certain senior management personnel, including the Company’s named executive officers, in connection with this offering, which agreements are expected to supersede any existing employment agreements with such individuals. The Company respectfully advises the Staff that the Company intends to file the new employment agreements it enters into with its executive officers once available.

General

27.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff copies of any written communications presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf when available.

* * * * * * *

Should the Staff have additional questions or comments regarding the forgoing, please do not hesitate to contact me at (206) 389-4553, or in my absence, Ryan Mitteness at (206) 389-4533 or Effie Toshav at (206) 389-4576.

Sincerely,

/s/ Amanda Rose, Esq.
Amanda Rose
Partner

U.S. Securities and Exchange Commission

July 31, 2024

FENWICK & WEST LLP

cc:

Jason Coloma, Chief Executive Officer

Courtney Phillips, General Counsel

Maze Therapeutics, Inc.

Effie Toshav, Esq.

Ryan Mitteness, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

Alan F. Denenberg, Esq.

Emily Roberts, Esq.

Elsie Cheang, Esq.

Davis Polk & Wardwell LLP